EXHIBIT 3.01

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
APOGEE TECHNOLOGY, INC.

It is hereby certified that:

1.     The name of the corporation (hereinafter called the “Corporation”) is Apogee Technology, Inc.

2.     The Certificate of Incorporation of the Corporation filed July 1, 1987, as amended, is hereby further amended by striking out the first paragraph of Article FOURTH in its entirety and substituting in lieu thereof the following:

“FOURTH:

A.     Designation and Number of Shares.

The total number of shares of all classes of stock which the Corporation shall have the authority to issue is forty five million (45,000,000) shares, which will consist of the following:  forty million (40,000,000) shares of common stock, par value $0.01 per share (the “Common Stock”) and five million (5,000,000) shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).

B.     Preferred Stock

1.     Shares of Preferred Stock may be issued in one or more series at such time or times and for such consideration as the Board of Directors may determine.

2.     Authority is hereby expressly granted to the Board of Directors to fix from time to time, by resolution or resolutions providing for the establishment and/or issuance of any series of Preferred Stock, the designation and number of the shares of such series and the powers, preferences and rights of such series, and the qualifications, limitations or restrictions thereof, to the fullest extent such authority may be conferred upon the Board of Directors under the Delaware General Corporation Law.

The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote thereon, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock designation.

C.     Common Stock.

The holders of the Common Stock are entitled to one vote for each share held;  provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Restated Certificate of Incorporation (including any certificate of designation relating to Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Restated Certificate of Incorporation (including any certificate of designation relating to Preferred Stock).”

3.     The foregoing amendment was adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

4.     This Certificate of Amendment shall be effective on filing.

Signed this 29th day of August, 2007.

By:	/s/ Herbert M. Stein
Name: Herbert M. Stein.
Title: President and Chief Executive Officer